SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED                     May 12, 2003

COMMISSION FILE NUMBER:     01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X_        Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___             No      _X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ?.

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

May 12, 2003                                                                                                                                                                     Symbol – TSX:  KGI

CORPORATE UPDATE ON SHAFTS #3 & #2

EXPLORATION RESULTS

AND NEW EXPLORATION PROGRAMS

Kirkland Lake Gold Inc. (the “Company”) is pleased to provide a progress report of its operations and exploration programs.

The Company purchased the Macassa Mine and the 1500 ton per day mill along with four former producing gold properties – Kirkland Lake Gold, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over 7 kilometres between the Macassa Mine on the west and Wright Hargreaves on the east and, for the first time, are being explored and developed under one owner.

The highlights of the Company’s exploration and develop programs are:

  Shaft #3 Macassa Mine - The 4900 level has been reached in the dewatering campaign and services are being installed on this level. Repair work on Shaft #3 was completed, and mining and development programs resumed April 21st.
  Shaft #2 – The re-commissioning of this 4625-foot shaft accelerates this week with the delivery of a replacement bull gear. June 16th is the targeted completion date. Shaft #2, located on the Main Break one mile to the east of Shaft #3, will be utilized for both production and access eastward for drilling large exploration targets.
  Exploration results for additional holes on the D zone.
  A new exploration and drilling campaign will be launched this week from the 4750 level out to test the South Zone, the first drilling undertaken by the Company to test the potential of camp wide parallel zones

“Driven by the dedication of the employees and the excellent exploration results, Kirkland Lake Gold is gaining momentum on its way to becoming a dynamic, low cost gold producer. The re-commissioning of a second shaft, Shaft #2, advances this progress immeasurably as we will now be able to drill the large exploration targets where success will re-instate Kirkland Lake on the global mining map,“ said Brian Hinchcliffe, the

Company’s President. “We are also pleased by the confidence shown by the Chairman, Mr. Harry Dobson, who recently exercised 800,000 warrants, to add to his long term shareholding in the Company.”

Macassa Mine #3 Shaft

Following the purchase of the Macassa Mine in December 2001, with the water level in the mine having reached 3600 feet, the Company immediately began a dewatering campaign down to the lower workings of the mine at 5700 feet. The water level is now 50 feet below the 4900 level. The next target levels are the 5025 level and the 5150 level,, where the first loading pocket is located.

Further to the Company’s news release of March 3rd,which reported that an ore pass had collapsed, all repair work to Shaft #3 has been completed and underground development and mining re-commenced on April 21st. Underground ore is being stockpiled along with surface ore, with a targeted end of June resumption of processing the ore through the mill as strategic stockpile levels are met.

The four major working levels in the mine now consist of the 3835, 4250, 4500, and 4700 levels. On these four levels, the Company has 49 proven (65,000 tons grading 0.42 ounces of gold per ton) and probable (208,000 tons grading 0.52 ounces of gold per ton) blocks with a total of 273,000 tons grading 0.50 ounces of gold per ton. In addition, the newly accessed 4900 level has six proven (7,500 tons grading 0.48 ounces per ton) and probable (13,800 tons of ore grading 0.41 ounces of gold per ton) ore blocks. Finally, a new level is being driven at the 3400 level to reach the newly discovered D Zone and then driven along this zone to the ‘04 and Hangingwall Zones.

Phase I of the dewatering campaign will continue down to the 5300 level this summer and is expected to reach the 5700 level in the fall. The next critical levels that will be reached are the 5025 (water level approximately 75 feet away), which is an important level containing 16 proven (8,500 tons grading 0.46 ounces of gold per ton) and probable (19,900 tons grading 0.39 ounces of gold per ton) ore blocks, and the 5150 level containing eight proven (25,500 tons grading 0.34 ounces of gold per ton) and probable (19,900 tons grading 0.39 ounces of gold per ton) ore blocks. The 5150 level is, where the highest loading pocket in the shaft is located.

Prior to the completion of the Shaft #3 repairs in mid-April, a new plan was developed to emphasize the improvement of infrastructure underground, the delivery of services and a large definition drilling campaign. Substantial improvements were made to the generation and delivery of compressed air through the Shaft #3 and Shaft #2 working complex which will support the sharp increase in diamond drilling as well as the requirements from the development and production miners. Surface CFM capacity is now 8,800 cubic feet per minute (CFM) and a new 6 inch air line now connects both shaft areas along the 4250 level (see Figure 1). Similar installations of 6-inch lines will take place on the 4500 and 4750 levels. A new booster pump station is being built on the 4750 level to permit the successive pump drops required to dewater further to the 5300 level and then to the 5700 where there is a second loading pocket.

Macassa Shaft #2

This week, following a nine-month fabrication period, a new bull gear required for the re-commissioning of Shaft #2 will be delivered. Installation work will begin immediately with an anticipated commissioning date of June 16, 2003. The #2 Shaft at Macassa is a 4,600 foot timber shaft with a 1,600 hp drive capable of hoisting 800 tons of ore per day. Converted from a service shaft to a production shaft in the mid-90’s, the remaining infrastructure required is the installation of two loading pockets in inventory on the 2475 level and 4250 level the excavations for which are already advanced (see Figure 2).

Shaft #2 will be utilized to support exploration and production within the Macassa Property itself and, strategically, to provide access to other major targets in the camp to the east, north and south due to the valuable network of crosscuts constructed over the years. The Shaft is located approximately one mile east of Shaft #3 on the Main Break. During 1998 and 1999, prior to the closing of the mine, exploration was being carried out from the 4250 and 4500 levels.

Definition drilling is on-going in the #2 Shaft area in an effort to convert resources to reserves. The definition drilling will follow up on previous Kinross drilling from 1998 and 1999. Results from 45 level included 9.9 ounces of gold over 7.9 feet (7.7 feet true width (“TW”)) in hole 45-405 (uncut) or 2.50 ounces of gold cut – including 28.40 ounces of gold over 2.4 feet, 11.36 ounces of gold over 1.0 feet (1.0 feet TW) in hole 45-628, 4.76 ounces of gold over 6.0 feet (5.1 feet TW) in hole 45-626 (uncut) or 2.05 ounces of gold cut, 3.61 ounces of gold over 2.0 feet (1.2 feet TW) in hole 45-381, 7.74 ounces of gold over 1.6 feet (1.2 feet TW) in hole 45-706. Results from 42 level included 4.21 ounces of gold over 1.0 feet (1.0 feet TW) in hole 42-637, 4.90 ounces of gold over 2.6 feet (2.0 feet TW) in hole 42-653, 0.60 ounces of gold over 14.5 feet (14.3 feet TW) in hole 42-636, and 8.65 ounces of gold over 1.0 feet (1.0 feet TW) in hole 42-579.

The Company had two major exploration goals that operating Shaft #2 will help advance –the testing of large boundary zones and areas on the Main Break that were not mined, and the potential for camp-wide (seven kilometres) breaks to the north and south of the Main break. Shaft #2 provides access via the 2475 level east 1,500 feet to the middle of the Kirkland Minerals Property in order to drill two large zones on the Main Break that were not previously mined. In addition, there is a long cross cut to the north that will provide the ability to drill the 05/Narrows break to the north and a 3,000 foot cross cut to the South.

“D” Zone Exploration Results

Drilling of the newly-discovered “D” zone has further enhanced the structure. Previously-released hole 38-204 had intersected 0.61 ounces of gold over 10.0 feet (9.5 feet TW or 0.46 ounces of gold over 13.3 feet TW). Hole 38-208 has extended the ore 100 feet further south, and has returned 0.59 ounces of gold over 6.7 feet (6.0 feet TW). This intersection, at the 34 level elevation, includes 2.05 ounces of gold over 1.8 feet (1.6 feet TW), with abundant visible gold and tellurides. Drilling from 34 level has extended the mineralized structure to 730 feet south of the discovery hole (38-181 with an intersection of 1.73 ounces of gold over 8.9 feet TW). Results include 0.17 ounces of gold over 6.6 feet (4.5 feet TW) in hole 34-50. A second, possibly parallel, structure has been found 80 feet further east in hole 34-55, which returned 0.56 ounces of gold over 1.7 feet (unknown TW).

Future drilling will focus on extending the ore to the 38 level. The first such drilling will be in the vicinity of previously-reported hole 38-206 which provided the northern most extension to the zone with a (cut) intersection of 3.23 ounces of gold over 3.5 feet (3.0 feet TW), in a wider zone that grades 0.97 ounces of gold over 13.0 feet (11.2 feet TW). The uncut values are 4.56 ounces of gold over 3.5 feet (3.0 feet TW), in a wider zone that grades 1.32 ounces of gold over 13.0 feet (11.2 feet TW - cut). This hole is 585 feet north of the discovery hole. Drilling will be on 100-foot centers

The following table summarizes the new drill results.

Historically, ore-bearing structures in Kirkland Lake are laterally very extensive (1,000 feet to 20,000 feet). Ore-grade shoots along these structures generally are also extensive (1,000 to 8,000 feet). Based on existing drilling, this new zone is mineralized for 1,300 feet down-dip by 1,100 feet on strike. The “D” Zone is open in all directions.

This is the first exploratory drilling on the property by Kirkland Lake Gold Inc. that is targeting structures north or south of the ’04 Break.

New Exploration Program

Exploration for potential camp-wide structures (parallel to the primary host structures) will begin this week. The Company will commence exploration drilling to test the potential of the South Zone on the Macassa Property. Drilling will follow up the results of hole 47-885 drilled 1,100 feet to the south in 1999, that [Kinross reported] intersected 0.76 ounces per ton over 12.8 feet of horizontal mining width. In that 1999 program an additional five holes were drilled 600 feet to the south. This week a drill program will lengthen those five holes out past the mineralization encountered in hole 47-885.

The significance of the location of the mineralization found in Hole 47-885 was that it is the same distance south of the Main Break as is the South Vein at the Lake Shore Property further to the east, that was mined from surface to 6,000 feet. Approximately 2 million of the over 8 million ounces of gold mined at the Lake Shore Mine came from the South Zone. Several other veins are present to the south of the workings. New drill holes will give an opportunity to intersect more than one ore-grade target.

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo. for the purpose of NI 43-101, Standards of Disclosure for Mineral Projects).

The Company has implemented a quality control program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario for analysis. The other half of the core is retained for future assay verification. Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001. The Company’s Macassa Mine Property is the subject of a report prepared by David W. Rennie, P.Eng. and Richard E. Routledge, M.Sc., P.Geol. entitled Review of Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario Prepared for Kirkland Lake Gold Inc dated December 23, 2002. Copies of both of these reports have been filed on SEDAR at www.sedar.com.

For further information, please contact:

Scott Koyich	Brian Hinchcliffe
Investor Relations	President & CEO
Ph: 403 215 5979	Ph: 705 567 5208
Fax: 403 244 1238
e-mail: investor.info@shaw.ca

Corporate Website: www.klgold.com

     The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

MACASSA
KIRKLAND MINERALS
TECK-HUGHES
LAKE SHORE
WRIGHT-HARGR
No. 3 SHAFT
6,400 CFM
No. 2 SHAFT
2,400 CFM
2,000 tpd MILL
No. 5 SHAFT
New Plunge
Main Air Line 8"
New Plunge
1500' L
AREA DEFINED BY NEW DRILLING
"D" Zone Intersection
2475' Level
Large Exploration/Definition Targets
Main Air Line 6"
New 6" Air Line at 4250' L
4250' Level
4500' L
4500' Level
Large Exploration/Definition Targets
6000' L
7500' L
Tipper Car
Air Compressor Units
Loading Pockets at 5150' L(1) # 3 Shaft, and 2465'L (2) and 4625' L (3) at #2 Shaft
SCALE: 0 1500'

Figure 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD INC.

(the Registrant)

Date: May 12, 2003                                                     By:     Signed “Sandra Lee”

                                                                                              Signature

                                                                                              Sandra Lee, Secretary

                                                                                              Name*         Title

*Print name and title under the signature of the signing officer